September 7, 2007

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      Pacific Capital Bancorp
                  Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 1, 2007
                  File No. 000-11113


Dear Mr. Cline:

This letter sets forth the responses of Pacific Capital Bancorp (PCB or the Company) to the comments of the staff of the U.S. Securities and Exchange Commission (SEC) contained in your letter dated June 27, 2007. PCB's responses set forth below correspond to the comments in italics as numbered in the staff's letter.

BUSINESS, beginning on page 3

Comment 1: We note from your disclosure in Note 1 to the financial statements that management has determined that the company has five reportable segments. Please revise this section to provide a comprehensive discussion of the operations of each segment.

Response:  PCB  utilizes  five  reportable  segments  for  management  reporting purposes. The financial performance of these segments is disclosed in Note 25, Segment Reporting of our financial statements in the 2006 Form 10-K. The Refund Anticipation Loan (RAL) / Refund Transfer (RT) Programs segment is given prominence throughout the Form 10-K due to its unique business model, seasonality of the revenue stream and the significant impact of the RAL/RT Programs revenues in the financial statements over the last three years. The remaining four segments drive the banking operations for PCB and are referred to as the "Core Bank". The banking operations of the Core Bank segments are similar to the operations of other banks and we therefore did not consider that the reader would require as much explanation as he/she would for the RAL/RT Programs because of their unusual characteristics. In addition, the other four segments have not experienced significant growth or had as much of an impact in our financial statements as the RAL/RT Programs segment and therefore they have not been given the same prominence as the RAL/RT Programs in SEC filings. A description of the products and services offered through each segment is disclosed in PCB's Note 25, Segment Reporting in the Form 10-K. All future filings will include a discussion of the operations and financial results for all five reportable segments throughout the Business section and Management Discussion and Analysis, where appropriate.

Comment 2: Please revise this section to provide a discussion of your lending policies, including a description of each loan category and the associated underwriting guidelines, collateral requirements, loan to value ratios and the characteristics of your fixed and variable rate loans.

Response: Four of our five reportable segments offer loan products. All future filings will include a discussion of the Company's lending policies, including underwriting criteria and collateral requirements as follows:

Community Banking
Business units in this group provide residential real estate loans and lines of credit, personal loans, Small Business Administration (SBA) Loans, and overdraft protection products.

Residential Real Estate Loans and Home Equity Lines of Credit consist of first and second mortgage loans secured by trust deeds on one to four unit single family homes. The Company has specific underwriting and pricing guidelines based on the credit worthiness of the borrower and the value of the collateral, including credit score, debit-to-income ratio and loan-to-value ratio. The Company will extend credit up to 90% combined loan to value and up to 80% for the first trust deed lien only. Maximum debt-to-income ratios range from 40% to 60% and are determined by various factors, including credit score. Home equity lines of credit are lines of credit secured by a second trust deed on a single family home with variable interest rates, while first and second trust deed term mortgage loans can have either variable or fixed interest rates.

Personal Loans are extended with or without collateral to provide financing for the acquisition of motor homes, boats, automobiles, or to provide liquidity to our customers. The Company has specific underwriting guidelines which take into consideration the borrower's credit score, debt to income ratio and loan-to-value ratio for secured loans. Personal loans typically have fixed interest rates, while lines of credit generally have variable interest rates.

SBA Loans are extended to small businesses for a variety of purposes, including working capital, business acquisitions, acquisition of real estate, growth capital and equipment financing. The Company focuses on 7(a), 504, and Express loan programs.

7(a) loans provide longer term financing, which are guaranteed by the SBA at 85% for loans of $150,000 or less, and at 75% for loans over $150,000. 504 loans are used for the acquisition or construction of large equipment or real property. These are financing packages comprised of a first and second trust deed loan structure where the debt does not exceed 90% combined loan to value. Express loans are unsecured lines of credit or term loans of $100,000 or less and are guaranteed by the SBA at 50%.

Periodically, the Company sells the guaranteed portion of select 7(a) loans and the entire amount of certain 504 loans. The Company retains the servicing rights on 7(a) loans sold into the secondary market.

Overdraft protection products are offered to protect our customers from the fees associated with over-drawn deposit transaction accounts. The Company offers these products based on factors such as credit score and the customer's history with the Company. These products have fixed interest rates.

Commercial Banking
Business units in this group offer a complete line of commercial, corporate, and real estate loan products, including traditional commercial loans and lines of credit, asset based lending, and letters of credit. Business units in this group also serve the real estate industry through land acquisition and development loans, construction loans for both commercial and residential development, and permanent financing.

Specific loan products are underwritten to ensure that the customer has a demonstrated capacity and willingness to repay the loan and maybe customized to meet our customer's needs. Before making these loans, the Company will review a number of factors including the customer's historical performance, management, economic conditions facing the customer, capital structure, and any available collateral.

In making real estate loans, the Company considers the purpose and nature of the collateral, which typically then dictates the maximum term and amortization period of the loan and the loan-to-value and debt-to-income ratios. Maximum loan-to-value ratios range from 65% for land, up to 75% for commercial real estate and construction of commercial real estate, and as high as 80% for construction of residential real estate subdivisions.

Depending on the product, these loans may be fixed or variable interest rates.

Refund Anticipation Loans
RALs are a seasonal credit product extended to consumers during the first four months of any calendar year. The purpose of the RAL is to provide consumers with liquidity at the time they file for their tax refund. The Company works with third party tax preparers who facilitate the origination of RALs through an application process. RAL underwriting is based on information about the borrower as well as certain elements within the tax return. The source of repayment for the RAL is the Internal Revenue Service (IRS) when it refunds the borrower's excess tax contributions.

The Company subjects the RAL application to an automated credit review process. If the application passes this review, the Company advances to the taxpayer the amount of the refund due on the taxpayer's return up to specified amounts based on certain criteria less the loan fee due to the Company and, if requested by the taxpayer, the fees due for preparation of the return. Each taxpayer signs an agreement permitting the IRS to send his or her refund directly to the Company instead of to the taxpayer. The refund received from the IRS is used by the Company to pay off the RAL. Any amount due the taxpayer above the amount of the RAL is then sent by the Company to the taxpayer. The fee is recognized as income only after the loan is collected from the IRS payment. The fee varies based on the amount of the RAL. However, unlike interest earned on most loans, it does not vary with the length of time the RAL is outstanding. Nonetheless, because the taxpayer must sign a loan document, the RAL is considered a loan and the fee is classified as interest income.

Generally, interest income earned on loans is a function of the outstanding balance multiplied by the rate specified in the loan agreement multiplied by the period of time the loan is outstanding. For RALs, however, the interest income is unrelated to the length of time the loan is outstanding and there is no explicit interest rate. The flat fee charged is recognized as income when the loan is collected from the IRS. No late fees are charged to customers whose loans are not paid within the expected time.

While the loan application form is completed by the taxpayer in the tax preparer's office, the credit criteria is set by the Company and the underwriting decision is made by the Company. The Company reviews and evaluates all tax returns to determine the likelihood of IRS payment. If any attribute of the tax return appears to fall outside of predetermined parameters the Company will reject the application and not fund the loan.

Wealth Management
Business units in this group extend credit to customers who meet certain net-worth, income, and liquidity criteria. Loans are structured to meet the needs of our wealthy customers but still adhere to the Company's underwriting guidelines. The Company's underwriting guidelines consider tangible net-worth, value of assets that make up this net-worth, personal cash flow, past history with the Company, and credit history. These loans may be either secured or unsecured, and may have either fixed or variable interest rates, with lines of credit generally having variable interest rates.

Comment 3: Please revise this section to provide a discussion of your contractual relationship with Jackson Hewitt, including all of its material terms. Separately discuss the terms of the fee structure contract and the fixed marketing and technology fee contract, which we understand to be separate contracts, clarifying how amounts earned or paid under each contract are determined. In your revisions, clarify why you have not included your obligation under the fixed marketing and technology fee contract in the contractual obligation table currently disclosed on page 49. If there are material contingencies related to that fee, consider the need to footnote the table to disclose the contingencies and any reliable range of probable payments under the contract.

Response: In 2006, Pacific Capital Bank, NA (Bank or PCBNA) entered into a three-year contractual relationship with Jackson Hewitt. The contractual relationship includes both a Program Agreement with Jackson Hewitt, Inc. (JHI) and a Technology Agreement with Jackson Hewitt Technology Services, Inc. (JHTS). Each agreement requires PCBNA to pay fixed annual payments in three installments on the last business day of January, February and March of each contractual year with a final payment in June if actual volumes exceed contractual volumes in a given tax season. As such there is no contractual obligation on the balance sheet as of the end of each calendar year. A discussion of each agreement follows and will be included in future filings:

     Program Agreement
     Pursuant to the terms of the Program Agreement, PCBNA pays a fixed annual program fee to JHI in exchange for marketing rights. JHI designates the number of offices that will process RALs and RTs for PCBNA. The designated group of offices represents the market available to PCBNA in a given year. As the market share may change each year, the program fee is correspondingly adjusted to reflect the value of the market share. The fee is calculated based on forecasted RAL/RT volumes. To the extent volumes are significantly different than forecast, the fees paid under the Program Agreement are adjusted accordingly. PCBNA paid a Program Agreement fee of $23.0 million for 70% of JHI volume in 2006.

     Technology Agreement
     Pursuant to the terms of the Technology Agreement, PCBNA pays a fixed technology fee to JHTS for processing services. In the event the actual annual business volume acquired by PCBNA is different than the predictive factors used to derive the technology payment, PCBNA has a contractual right to adjust the fees paid under the Technology Agreement. In 2006, PCBNA paid a fixed technology fee of $26.0 million.


The fixed fee portion of both agreements should have been included in the contractual obligation table disclosed on page 49. The following information will be added in future filings into the off-balance sheet arrangements and contractual obligations table:

(dollars in
thousands)                                 As of December 31, 2006
                        --------- --------- ----------- ---------- ----------
                                  Less than  One to      Three to  More than
                          Total    one year three years five years five years
                        --------- --------- ----------- ---------- ----------
Other long-term
  liabilities           $  84,000 $  44,500 $    39,500 $       -- $       --


Comment 4: Please revise this section to provide a comprehensive discussion of your securitization activities, including detailed discussion of the legal structure of the securitization trust(s) by addressing each criterion in paragraph 35 of SFAS 140, clarifying why gain on sale accounting is appropriate. Discuss the nature of any retained interests, your obligation as servicer and the accounting for delinquencies and write-offs of securitized RAL outstandings.

Response: The balance of outstanding RALs peaks in early February of each year. During the last week of January through the middle of February, the amount of the RALs outstanding would result in unacceptable capital ratios if some of the RALs were not sold. By the end of February, the balance is low enough that further RAL sales are not necessary. Because the RALs are each of a relatively small amount (approximately $3,100 for the 2007 season), a securitization is the most efficient method to accomplish the sale of RALs. The RAL securitization occurs in the first quarter of each year and does not remain at the end of any subsequent reporting period.

The Bank has used a securitization for the last five years including 2006. The maximum amount of the securitization was set at $1.1 billion in 2006 compared to $1.0 billion in 2005 and $0.5 billion in 2004. The capacity was increased to accommodate the increase in RAL balances each year.

To qualify as a sale, a transfer of assets must meet the criteria of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities." To be accounted for as a sale, SFAS 140 requires that (1) assets transferred be isolated from the transferor--put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership;
(2) each transferee has the right to pledge or exchange the assets it received; and (3) the transferor does not maintain control over the transferred assets through either (i) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (ii) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

The first requirement of SFAS 140 is satisfied through the sale of the RALs from the Company to a wholly-owned subsidiary of the Bank, SBBT RAL Funding Corp. This special purpose entity will then sell the loans to other banks. By the structure of the purchase agreements between the Bank and this special purpose entity, the ability of the Company or its creditors to reach the assets is judged to be remote. This conclusion is supported by a legal opinion obtained each year by the Company. The second requirement of SFAS 140 is satisfied because the purchase agreements with SBBT RAL Funding Corp. and the other banks give such other banks the right to pledge or exchange the RALs. The third requirement of SFAS 140 is satisfied because there is no requirement that the Company repurchase RALs other than those that did not meet the underwriting criteria in the purchase agreement and were therefore inadvertently included among the sold loans.

The Company has concluded that the loan sales satisfy the criteria for sale treatment under SFAS 140.

The Bank utilizes a two-step securitization to isolate the RALs beyond the reach of the Bank and its creditors, even in bankruptcy.

     a. First, the Company transfers RALs to a special-purpose entity, SBBT RAL Funding Corp., which is wholly owned by the Bank, and is designed so that the possibility that the transferor's creditors could reclaim the assets is remote.

     b. Second, the special-purpose entity transfers an undivided interest in the RALs to other banks or their multi-seller commercial paper funding conduits.

The securitization is managed by a primary bank, termed the "agent bank", and four to six other participating banks. Each of the banks, agent and participating, are allocated a certain proportion of the RALs sold by the Bank. The agent and participating banks may purchase their allocated loans directly for their own portfolio or they may have their allocation purchased by subsidiary entities called conduits. These conduits purchase assets from a number of financial institutions, RALs purchased from the Bank being just one class of assets. They fund their asset purchases through the issuance of commercial paper. These conduits are referred to as multi-seller commercial paper funding conduits.

With each sale of RALs from the Bank to SBBT RAL Funding Corp., an investment request is submitted to the agent bank. If approved, undivided ownership interests in the RALs will be purchased by agent and participating banks or their multi seller commercial paper funding conduits, without recourse.

Each purchase will be made at 95% of the par amount of the RALs so that a 5% over-collateralization exists for the benefit of the investors. To the extent that actual losses and fees are less than the 5% over-collateralization, such excess amounts will be paid back to the SBBT RAL Funding Corp.

The purchase agreement specifically states that it is the intention of all of the parties that the transaction between SBBT RAL Funding Corp. and the participating banks and their conduits be treated as a sale for all purposes, other than for federal and state income tax purposes, and the Bank has obtained a legal opinion each year supporting the true sale and legal isolation of the transferred assets from the Bank.

SBBT RAL Funding Corp. is a qualifying special purpose entity as defined in SFAS
140. Its articles of incorporation do not permit it to operate any other business or incur any liabilities other than those directly related to the securitization and servicing of RALs.

While there is no requirement that the Bank repurchase RALs other those that did not meet the underwriting criteria in the purchase agreement, the Bank does repurchase any RALs that have not been collected and remain in the securitization at the time it is terminated for the year. The securitization is terminated in late February each year.

RALs sold through the securitization must meet more restrictive underwriting criteria than the Bank's general underwriting criteria for other RALs. As a result, only a portion of RALs originated are eligible to be sold through the securitization process and loss rates for sold RALs tend to be less than loss rates of retained RALs. A majority of the RALs repurchased are collected before the end of the first quarter. Such collections increase the gain on sale from the securitization. Repurchased RALs outstanding at the end of the first quarter are evaluated for collectibility and those deemed uncollectible are written off as a reduction of the gain on sale from the securitization. Repurchased RALs regarded as collectible are reported on the balance sheet as RALs. The Bank monitors recoveries in subsequent quarters on the repurchased RALs from the securitization and has determined these recoveries are immaterial to the financial statements at March 31 and for each subsequent reporting period. Recoveries on these RALs above the estimate at March 31 are accounted for through the allowance for credit losses. Charge-offs of these RALs over the amount estimated, taken in subsequent quarters are accounted for as losses taken against the allowance for credit losses.

Fees associated with the securitization facility include an administrative agent fee payable to the lead bank, an upfront fee, a commitment fee and a usage fee applied against the average balance of advances. There are no retained interests or servicing assets at March 31, or any subsequent reporting period.

The 2006 securitization facility was terminated on February 24, 2006 and a new securitization facility on substantially similar terms was entered into on December 11, 2006 for the 2007 RAL season. As of December 31, 2006 there were no borrowings outstanding under either securitization facility. The 2007 securitization facility was terminated on February 23, 2007.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, page 22

Comment 5: Please revise this section to provide a discussion of the financial condition and results of operations of each segment. Refer to Item 303 of Regulation S-K. In your revisions, please ensure that you separately discuss the material operations of the banking and RAL/RT segments. We note your consolidated discussions seem to place prominence on the RAL/RT segments and do not provide detailed discussions of factors contributing to the changes within each of your banking segments.

Response: Please refer to the Company's response to comment 1 for the more comprehensive discussion of the RAL/RT Programs segment. The Company has disclosed the operations conducted through each segment in Note 25, Segment Reporting in the 2006 Form 10-K. All future filings will include an in-depth discussion of the financial operations of each reportable segment in the Management Discussion and Analysis (MD&A).

Comment 6: We note several instances throughout this section where the information required by Industry Guide 3 is not presented for the required number of periods, which is three years, except that certain information related to your loan and the allowance for loan losses is required to be presented for five years. For instance, it appears you have only presented information on your securities portfolio and deposits for the most recent two years. Please revise accordingly.

Response: The Company reviewed Industry Guide 3 for the number of required periods of presentation. In future filings the Company will make the following changes: (a) increase the number of years presented from two to three for the discussion of non-interest income and non-interest expense on pages 24 and 25;
(b) increase the number of years presented from three to five in the off balance sheet and forgone interest tables on pages 46 and 47; and (c) insert the following new table into the securities section page 37.




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

The following table sets forth the carrying values of investment securities available-for-sale:

                                                        December 31,
(dollars in thousands)                         2006         2005        2004
                                            ----------- ----------- ------------

     U.S. Treasury obligations              $    64,149 $    99,053 $    112,226
     U.S. Agency obligations                    206,232     258,683      210,045

     Collateralized mortgage obligations         63,984      62,252       63,253
     Mortgage-backed securities                 586,295     703,781      911,799

     Asset-backed securities                      3,030       7,094       20,307
     State and municipal securities             243,452     238,686      207,244
                                            ----------- ----------- ------------
                                            $ 1,167,142 $ 1,369,549 $  1,524,874
                                            =========== =========== ============

The deposits table on Page 47 already included the required three years of presentation.

Comment 7: Please revise your discussions of the fully tax equivalent basis to disclose the combined marginal or incremental rate used to determine that basis.

Response: Beginning on page 29 of the 2006 Form 10-K, MD&A includes a yield table in the "Results of Operations, Net Interest Income and Net Interest Margin" discussion, titled Distribution of Average Assets, Liabilities, and Shareholders' Equity and Related Interest Income, Expense, and Rates - Tax Equivalent Basis. The table reconciles the key components of the change to the fully tax equivalent net interest margin and discloses on a separate line item, "tax equivalent income included in interest income from non-taxable securities and loans" for each reportable period. In addition, on page 3 of the Form 10-K, the Company discloses that terms and acronyms used throughout the document are defined on pages 117 through 119. On page 118, "Fully tax equivalent basis
(FTE)" and "FTE Net Interest Margin" are defined in our glossary of our 2006 Form 10-K which includes a definition of the combined marginal rate.

FINANCIAL STATEMENTS, beginning on page 57

NOTE 1. Summary of Significant Accounting Policies, page 66

Comment 8: Please revise to disclose your policy for securitizing assets under SFAS 140. In your revisions, clarify how your accounting complies with each component of paragraphs 9 through 15 of that standard. Please revise to specifically disclose whether or not you have obtained a legal opinion for the true sale of loans as disclosed on page 52.

Response: In future filings we will amend Note 1 to include the following:

Refund Anticipation Loan Securitization

As the securitization is active only during the first quarter and terminated prior to the end of the first quarter, there are no balances, retained interests, or servicing assets to be accounted for or disclosed at March 31. There are no balances related to RALs, securitized or otherwise, recorded on the balance sheet at December 31 of each year.

The Company sells some of its RALs through a securitization each year during the months of January and February. The Bank accounted for these sales in accordance with the provisions of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." To be accounted for as a sale, SFAS 140 requires that (1) assets transferred be isolated from the transferor--put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; (2) each transferee has the right to pledge or exchange the assets it received; and (3) the transferor does not maintain control over the transferred assets through either (i) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (ii) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

The first requirement of SFAS 140 is satisfied through the sale of the RALs from the Company to a wholly-owned subsidiary of the Bank, SBBT RAL Funding Corp. This special purpose entity will then sell the loans to other banks. By the structure of the purchase agreements between the Bank and this special purpose entity, the ability of the Company or its creditors to reach the assets is judged to be remote. This conclusion is supported by a legal opinion obtained each year by the Company. The second requirement of SFAS 140 is satisfied because the purchase agreements with SBBT RAL Funding Corp. and the other banks give such other banks the right to pledge or exchange the RALs. The third requirement of SFAS 140 is satisfied because there is no requirement that the Company repurchase RALs other than those that did not meet the underwriting criteria in the purchase agreement and were therefore inadvertently included among the sold loans.

The Company has concluded that the loan sales satisfy the criteria for sale treatment under SFAS 140.

Loans, Interest and Fees from Loans, page 68

Comment 9: We note on page 28, where you discuss revenue recognition on loans, that loan commitment fees are generally deferred and amortized into non-interest income on a straight-line basis over the commitment period. Please revise here to disclose that policy and to clarify how it complies with paragraph 8 of SFAS 91.

Response: The Company acknowledges that the two "Loans, Interest and Fees from Loans" disclosures were inconsistent on page 28 versus page 68. In future filings the Company will amend both disclosures to clarify its accounting policy for loan fees on loans with scheduled payments, loans without scheduled payments and commitment fees.

The Company's accounting policy for loan fees is that loan fees collected for the origination of loans less direct loan origination costs (net deferred loan fee) are amortized over the contractual life of the loan through interest income. If a loan has scheduled payments, the amortization of the net deferred loan fee is calculated using the interest method over the contractual life of the loan. If the loan, such as a line of credit or letter of credit, does not have scheduled payments, the net deferred loan fee is recognized as interest income on a straight-line basis over the contractual life of the loan commitment. Loan fees received for loan commitments are recognized as interest income over the life of the commitment once the commitment is exercised. When loans are repaid the remaining unamortized balances of unearned fees, deferred fees and costs and premiums and discounts paid on purchased loans are accounted for through interest income.

RAL/RT Programs, page 68

Comment 10: Please revise here and elsewhere, as appropriate, to provide a table of total originations under the RAL program for all periods presented. In the table, identify the amount of originations that are securitized, retained on your balance sheet and written-off. Separately disclose the amount of write-offs attributable to outstandings securitized and outstandings retained on your balance sheet. As appropriate, provide similar information in your quarterly reports filed on Form 10-Q.

Response: The following table will be included in future filings:

The table represents RAL originations and net charge-offs for the three years indicated:

                                                   December 31,
                                       -----------------------------------------
(dollars in thousands)                    2006            2005         2004
                                       ------------   ------------  ------------
Originations:
RALs retained                          $  4,545,066   $  3,324,343  $  3,589,658
RALs securitized                          1,557,506      1,501,004       395,996
                                       ------------   ------------  ------------
Total RALs                             $  6,102,572   $  4,825,347  $  3,985,654
                                       ============   ============  ============
Credit losses:
Charge-offs of retained RALs, net      $    (36,660)  $   (38,210)  $    (8,468)
                                       ============   ============  ============

Charge-offs of repurchased             $    (14,753)  $   (10,955)  $    (2,135)
securitized RALs, net                  ============   ============  ============

Comment 11: Please revise here and elsewhere in the document, as appropriate, to include tables that set forth the fee structures associated with the RAL and the RT programs for each period presented. For each program, include the percentage of each fee level to total fees earned.

Response: The Company will update its disclosure in future filings, where appropriate, to discuss the following fee structures associated with the RAL and RT programs.

Fee Structures: Fees charged for each bank product vary across three different programs Jackson Hewitt (JH), Other Professional, and Self Filers. Regardless of the program or period, a basic fee per product is charged. A description of the different fee structures is provided as follows.

Jackson Hewitt: Fees charged on RALs offered through JH during the period in question include an account handling fee and a finance charge equaling a fixed percentage of the loan amount subject to a maximum and minimum. The fee is a fixed amount per RT.

Other Professional Tax Preparers: Fees charged on RALs offered through other professional tax preparers during 2004 and 2005 included a flat fee for certain tiered loan amounts. In 2006, the fee included an account handling fee and a reduced flat fee for certain tiered loan amounts. The fee is a fixed amount per RT.

Self Filers: Fees charged on RALs offered through websites used by self filers include a flat fee for certain tiered loan amounts. The fee is a fixed amount per RT. The fees charged for RALs varied as each website had a different fee structure.

The following table presents RAL and RT fees for the three years indicated:

-----------------------------------------------------------------------
                                       Year Ended December 31,
        (dollars in thousands)     2006          2005          2004
-----------------------------------------------------------------------
  RAL Fees:
  Total RAL Fees                $   117,518   $    64,402   $   36,382
  % of Total Fees                       72%           72%          63%
-----------------------------------------------------------------------
  RT Fees:
  Total RT Fees                 $    44,939   $    24,982   $   21,049
  % of Total Fees                       28%           28%          37%
-----------------------------------------------------------------------
  Total RAL and RT Fees         $   162,457   $    89,384   $   57,431
-----------------------------------------------------------------------

Comment 12: Please revise here and in the Business section to disclose if all RAL/RT program revenues are earned exclusively through your contact with Jackson Hewitt, clarifying if customers have to use Jackson Hewitt to access these programs.

Response: The Company will update its disclosure in future filings to include the following added disclosure:

Revenues are earned through three different channels including Jackson Hewitt franchises, independent tax preparers and online self filers.

Comment 13: Please revise MD&A, as appropriate, to discuss and quantify the effects of changes in program fees between periods on income.

Response: A disclosure similar to the following will be included in future filings:

The growth in interest income or fees from the RAL program is due both to the growth in the number of RALs originated and to changes in the manner in which one of the tax service vendors with whom the Company originates RALs, JH, is compensated for its services. The increase in the volume of RALs accounts for 30% of the increase in RAL interest income from 2004 to 2006. There has been relatively little change in the amounts charged to the customer for RALs. The contract changes with JH account for almost all of the remaining increase in RAL interest income from 2004 to 2006.

In May 2004, the Company and JH renegotiated their contract effective for 2005. In prior years, JH (and its predecessor) was responsible for the first two and a half percent of total credit losses on RALs originated through JH. Losses in excess of that amount would be shared by the Company and JH. With JH assuming the credit risk, JH received most of the fee paid by the customer for the RAL. Under the terms of the new contract for 2005, the Company assumed virtually all of the credit risk and retained most of the RAL fee, resulting in increased revenues, and increased provision expense to cover the credit losses. JH continued to receive the account handling fee.

In 2006, the Company and JH entered into two new contracts, a program contract with JHI and a technology services contract with JHTS. These contracts provided for JH to reduce the proportion of its transactions directed to the Company from approximately the 80% proportion for 2005 to approximately 50% in the 2008 tax season, and changed the method by which JH was compensated for the services it provides to the Company. The fee-splitting arrangement provided for in the earlier contract is eliminated, and, under the new contracts, JHI and JHTS, respectively are compensated for services through fixed fees for program and technology services.

The first change in the contracts has not had a significant impact on the number of transactions directed to the Company. The initial reduction was accomplished not on an individual transaction basis, but instead by directing the transactions from specific JHI offices to the other bank with whom JH contracts. This reduction in the proportion of transactions directed to the Company has not had an impact on the number of transactions as the growth in the number of transactions done by the offices still directed to the Company has been slightly more than the number of transactions originated last year at the offices the transactions of which are now directed to the other bank.

The second change in the contracts had a substantial impact on the amount of revenue, but little impact on pre-tax income as the amount of the fixed fees is approximately equal to what would have been shared with JH under the previous contract. While the "economics" are virtually the same under the new contracts as under the old, the presentation is different. Under the previous contract, the fees were recognized net of the amount of the fee split with JH. Under the new contracts, the whole amount of the revenue from the RALs and RTs is recognized by the Company and the program and technology service fees are shown as expenses. The dollar impact of this change is disclosed below in "Summary of Operating Results."

The following table represents changes in program fee income for the three years presented:

                                             December 31,
                                -----------   -----------   -----------
                                   2006          2005          2004
                                -----------   -----------   -----------
Total RAL Fees                  $   117,518   $    64,402   $    36,382
% Change over prior year                82%           77%            **

**The % change information for 2004 is not readily available.

Comment 14: Please revise here and in MD&A, as appropriate, to clarify how management determined that the amounts of recoveries under the RAL program are immaterial to the financial statements, including reported quarterly results of operations and the RAL/RT segment. We note that recoveries approximated 16% of income before taxes in 2006.

Response: As you indicate, the total amount of recoveries of RALs is material, but as discussed in the response to comment 4, recoveries on the repurchased loans in quarters subsequent to the first quarter are not material. The reference was intended to explain why the gain on sale from the securitization did not need to be adjusted in subsequent quarters for these recoveries.

Comment 15: Please revise to clarify if amounts recovered represent only outstandings that were retained on your balance or if these amounts include recoveries on securitizations. If recoveries on securitized outstandings are included, please separately disclose the amounts associated with those recoveries.

Response: Collections of charged-off RALs come from several different groups of loans.

The largest group is non-securitized RALs originated in the current year that had been deemed uncollectible and had been charged-off. Any of these RALs subsequently collected are accounted for as recoveries. The second group is similarly non-securitized RALs originated in prior years upon which collections are received. They are also accounted for as recoveries.

As indicated in our response to comment 4, the determination of collectibility for the RALs repurchased at the close of the securitization is made at the close of the securitization. Consequently, all collections on these repurchased RALs are credited to the gain on sale as there will have been no write-offs of securitized RALs prior to March 31.

During the second and third quarters, however, collections may be received on previously charged-off RALs repurchased at the close of the securitization outstanding at March 31. If a RAL had been deemed collectible and reported within the balance of RALs at March 31, then any collection is credited to the RAL balance. If the RAL had been deemed uncollectible and written off at March 31, then any collection is accounted for as recoveries rather than as an adjustment to the gain on sale from securitization. These amounts are not material and the Company believes that it would confuse the reader to explain the adjustment to the gain on sale account when the sale took place in a prior quarter.

The last group, collections received on repurchased securitized loans from prior years, would be very small.

The amounts of written-off repurchased securitized loans subsequently collected for the last two years has been $7.5 million and $4.0 million, respectively for the years ended 2006 and 2005, respectively.

Comment 16: Please revise to disclose where in the statements of cash flows you have included the amounts associated with the RAL program. Clarify how your accounting complies with SFAS 65 and SFAS 102.

Response: The Company reviewed the guidance as required by SFAS 65 and SFAS 102. As the RAL program is not mortgage loan related, SFAS 65 does not apply. The RAL cash flows are properly included at net in the "Net increase in loans made to customers" line of the "Cash flows from investing activities" section of the Company's consolidated statement of cash flows, these amounts are shown on a net basis. Even though the loans are short term, they are not originated specifically for sale. According to paragraph 9 of SFAS 102, "Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows". In future filings the Company will disclose where in the cash flow statement the amounts related to the RAL business are classified.

Allowance for Credit Loss from RALs, page 70

Comment 17: Please revise here and throughout the document to reconcile the apparent inconsistent disclosures regarding when RAL outstandings are written-off. For instance, here you disclose that due to the uncertainty of repayment of balances after more than nine months after origination that RALs unpaid at year-end are charged-off, however, on page 29 you disclose that loans that are securitized are either fully repaid or charged off by March 31 of each calendar year. If you have different policies for RAL outstandings retained on balance and those that are securitized, clearly disclose each policy.

Response: The following disclosure will be included in future filings:

Charge-offs and the Allowance for credit loss for RALs: The Company securitizes some of its RALs each year. When the securitization is no longer needed because the special funding needs during the tax season have been met, the securitization is terminated for the year and any loans unpaid are repurchased by the Company in a cleanup call. Just as with RALs that were not securitized, some of these RALs will not be collected by the Company and will need to be written-off.

The same policies for writing-off a RAL are followed regardless of whether the RAL had been securitized or not. Some of the repurchased and some of the non-securitized loans are written-off at the end of each quarter, with all remaining outstanding RALs written-off at December 31 of each year. Because of the high volume of RALs made each year, the determination of collectibility is statistically based on historical payment patterns adjusted for information received from the IRS on current year payment processing.

At March 31 of each year, the outstanding RALs determined to be uncollectible are charged-off against the allowance for credit losses. The charge-offs of the securitized RALs are considered in the calculation of the gain on sale of RALs as discussed previously. The RAL charge-offs are determined based on actual experience and other quantitative and qualitative factors applied on a pool basis.

At June 30 and September 30, the remaining outstanding RALs are reviewed for collectibility. Any RALs deemed uncollectible are charged-off against the allowance for credit losses.

At December 31, all remaining unpaid RALs are charged-off against the allowance for credit losses. Consequently, with no balance of RALs at year-end, there is no need for an allowance for loan loss at December 31 of each year.

The following clarifications will be added to future filings. In each disclosure discussed below, the Company will make the following changes:

Page 29, Refund Anticipation Loan Securitization

     Delete: "All loans sold into the securitization are either fully repaid or charged-off by March 31 of each calendar year. The potential does exist for subsequent recoveries throughout the remainder of the calendar year, however, the Company believes the impacts of these recoveries are immaterial to the financial statements and has recognized such recoveries in subsequent quarters."

     Replace: "All loans sold into the securitization are either fully repaid or repurchased by the Bank at the termination of the securitization in mid-February of each calendar year consistent with the terms of the Securitization Agreement. At March 31, these repurchased loans are reported in the balance sheet as RAL loans and become subject to the same charge-off criteria as RALs retained on the balance sheet since origination. As such, charge-offs and recoveries are recorded through the allowance for credit losses subsequent to the end of the first quarter of each calendar year.

     Loans sold through the securitization are subject to more strict underwriting criteria and their historical loss rates are significantly lower. The Bank monitors recoveries on the repurchased loans and has determined these recoveries are immaterial to the financial statement in subsequent quarters. "

Page 43, Assignment Table

     Delete: "There is no assignment of allowance to RALs at December 31, 2006 because unpaid RALs are charged-off prior to year-end"

     Insert: "While at the end of the second quarter the Company books a receivable in an amount commensurate to what it expects to collect on RALs during the remainder of the year, should there be a balance remaining on that receivable at the end of the year, that balance would be charged-off. Therefore, there is no assignment of allowance to RALs at year-end."

Page 70, Allowance for credit losses

     Delete: "However, because of the uncertainty of repayment after more than nine months after origination, all RALs unpaid at year-end are charged-off. Therefore, the Company does not have an allowance for credit loss for unpaid RALs at the end of each year."

     Insert: "At the end of the first quarter, the Company charges-off a portion of unpaid RALs to reduce the outstanding balance to an amount commensurate to what it expects to collect throughout the remainder of the year. This estimate of collections for the remainder of the year is updated at the end of the second and third quarter and at the end of the year. Should there be any amount remaining on the RAL receivable, it is charged-off. The Company may receive payments on RALs charged-off in previous years through the process of cross-collections. The Company's experience has proven that cross-collection recoveries can not be estimated and are not material to the financial statements at any particular year end. This results in the Company not having any receivable balance or allowance for credit losses assigned to RALs on December 31 of each year."

Mortgage and Other Servicing Rights, Page 71

Comment 18: Please revise here and in Note 11 to disclose the specific nature of the transactions that result in the recognition of mortgage and other servicing rights. Similarly revise the Business section. Also, clarify how amortizing these rights over the expected lives of the loans complies with paragraph 13 of SFAS 140.

Response: In future filings, the Company will change the reference from "other servicing rights" in the disclosures on page 71 and 87 to "Small Business Administration Loan (SBA) servicing rights". In addition, Note 11 will be separated into two distinct disclosures. The servicing rights discussed in the disclosure are the result of residential mortgage and the guaranteed portion of certain SBA loan sales. The Company has no servicing rights associated with the securitization of RALs. The Company will also disclose the ending balance of both types of servicing rights at December 31, 2006 and 2005. The SBA and mortgage loan servicing rights were $1.3 million and $520,000, respectively, at December 31, 2006 and $1.0 million and $850,000 respectively at December 31, 2005.

The Company also reviewed paragraph 13 of SFAS 140. In future filings the Company will amend both disclosures to clarify that these servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income. In addition, management periodically evaluates these servicing rights for impairment. Both types of servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost on a loan-by-loan basis.

NOTE 3. Earnings per Share, page 76

Comment 19: Please revise to clarify if any potentially dilutive securities were not included in the determination of dilutive EPS because to do so would have been anti-dilutive. Refer to paragraph 40(c) of SFAS 128.

Response: The Company reviewed the disclosure as required by paragraph 40(c) of SFAS 128. The Company properly excluded the average number of anti-dilutive shares in the earnings per share calculations in the table on page 76. The total of these anti-dilutive shares was disclosed in this table. To further clarify that potentially dilutive securities were not included in the determination of dilutive earnings per share. The Company will add the following disclosure in future filings:

For  the  three-month  and  six-month  periods  ended  June  30,  2007,  average outstanding unexercised stock options of 992,000 and 348,000 shares, respectively were not included in the computation of earnings per share because they were anti-dilutive. For the three-month and six-month periods ended June 30, 2006, average outstanding unexercised stock options of 124,000 and 109,000 shares, respectively were not included in the computation of earnings per share because they were anti-dilutive.

NOTE 5. Securities, Page 77

Comment 20: If applicable, please revise to separately disclose the securities of government sponsored entities since they are not backed by the full faith and credit of the United States government.

Response:
In future filings, the Company will add the following footnote references to the table on page 77 to clarify the nature of certain securities presented in the disclosure.

     (1) U.S. Treasury obligations are securities that are backed by the full faith and credit of the United States government.

     (2) U.S. Agency obligations are general obligations that are not backed by the full faith and credit of the United States government and consist of Government Sponsored Enterprises issued by the Federal Farm Credit, Federal Home Loan Bank and Tennessee Valley Authority.

     (3) Mortgage-backed securities are securitized mortgage loans that are not backed by the full faith and credit of the United States Government and consist of Government Sponsored Enterprises which guarantee the collection of principal and interest payments. The securities primarily consist of securities issued by Federal Home Loan Mortgage Corporation and Federal National Mortgage Association.

Comment 21: Regarding the $326 million in sold securities, please provide us the following information:

     a. Please tell us the period(s) and number of transactions in which you acquired the securities;

          Response: All of the securities from the leveraging strategies were acquired in 23 transactions that occurred during two periods: (1) between April 24, 2003 and September 23, 2003 (2003 Leveraging Program) and (2) June 14, 2004 and November 30, 2004 (2004 Leveraging Program).

     b.   Tell us the specific nature of the securities sold;

          Response: The securities in each leveraging portfolio were predominantly Federal National Mortgage Association Bonds (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) mortgage backed securities (65 purchase lots). There were five whole-loan Collateral Mortgage Obligations (CMO) securities. All of these securities were sold in March 2007.

     c. Tell us whether or not you continue to hold securities acquired in the same period(s). If so, quantify the amount of the outstanding securities, the amount of any unrealized gain or loss and, if in an unrealized loss position, how you considered whether or not any impairment was other than temporary;

          Response: All of the securities that were acquired as part of the 2003 and 2004 leveraging strategy were sold in March 2007. In previous periods, the Company disclosed that our intent was to hold the securities that were in a loss position until they recovered. As disclosed on page 77, Note 5, Securities, the Company discussed the reason for changing its intent during the fourth quarter of 2006 and, disclosed the amount of the unrealized loss of $8.8 million associated with selling this 2003 and 2004 leveraging strategy portfolio.

          The Company held $189.7 million of securities purchased during the same periods in 2003 and 2004 which were not part of the leveraging strategy transactions with net unrealized losses of $2.1 million at December 31, 2006. As of June 30, 2007, the Company continues to hold $155.7 million with net unrealized losses of $3.4 million. The decrease in the balance for these securities is due to pay-downs and not due to impairment. The Company has analyzed these remaining securities and determined they have no impairment that is other than temporary.

     d. Tell us how you specifically tracked these securities since date of acquisition;

          Response: The leveraging portfolio securities were separately tracked as specific portfolios designated by purchase lot using third party software specific to accounting and tracking of securities. This information was periodically reported to the Company's Asset/Liability Committee.

     e. Tell us where you first disclosed that you maintained the 2003 and 2004 leveraging strategy portfolios; and,

          Response: The Company first disclosed the 2003 and 2004 leveraging strategy portfolios in its report on Form 10-Q for the quarter ended September 30, 2003.

     f. Tell us how you define the term leveraging strategy and how it specifically applies to these portfolios.

          Response: As previously disclosed in the Company's annual report on Form 10-K beginning in 2003, "The Company began to implement this
          "leveraging" strategy in a small way in late 2002, and then substantially increased the Discretionary Portfolio by the purchase of $500 million of securities from April through September 2003 after the end of the 2003 RAL/RT season. It was termed "leveraging" because the purchaser is increasing its assets without a corresponding increase in capital, hence leveraging its capital."

NOTE 6. Loans, Page 80

Refund Anticipation Loans, page 81

Comment 22: Please see our comment on the Business section where we ask for a detailed discussion of the Jackson Hewitt contract and include in that discussion quantification of what the share agreement for interest and fee income was prior to 2006. Also, quantify the loss factor that effected your reported income.

Response: The following table presents the RAL and RT fee sharing agreement prior to 2006.

The RAL Fee Sharing Agreement in the table below provides information for the years ended December 31, 2005 and before. The loss ratio agreement only applies to the years ended December 31, 2004 and before. The table below summarizes this information:

                                     Notes           Total       PCB       JH

Revenue Sharing Agreement:
 (prior to 2006)

        Account Handling Fee            (1)             $25.00    $7.20   $17.80

        Finance Charge:                 (2)    $10.00 - $85.00

                Guaranteed              (3)              $3.75    $3.75

                Contingent - Shared     (4)     $6.25 - $81.25    $6.25 - $81.25

Loss Ratio Sharing Agreement
 (prior to 2005)                        (5)               100%      35%      65%

Notes:

(1) The Company charged each customer an account handling fee on all RALs and RTs originated through JH, a portion of which was paid to JH.

(2) The Company charged each customer a finance fee per RAL based on loan size. The finance charge ranged from $10.00 to $85.00 for loans funded of $300 to $7,500.

(3) Of this fee, the Company was entitled to a fixed amount of $3.75 per transaction.

(4)  The remaining $6.25 to $81.25 is split between PCB and JH.

(5) Through the 2004 season, the contingent amount was available to cover losses up to 2.5% of the loans made through JH. Any amounts in excess of that rate were taken as losses by the respective parties in the ratios indicated in the above table. For 2005 and 2006, all losses were the responsibility of the Company.

No losses were taken by the Company on loans originated through JH prior to 2005. In 2005 and 2006, the losses on loans originated through JHI were accounted for and reported with the losses from loans originated through other tax services, i.e., allowance for credit loss was established through charges to provision expense, and it was against this allowance that uncollectible loans were charged.

NOTE 5. Allowance for Credit Losses, page 84

Comment 23: Please revise here and throughout the document to clarify whether or not the allowance for tax anticipation loans represents the allowance for those loans retained on your balance sheet, securitized or both.

Response: As indicated in our response to Comment 17, no portion of the allowance for credit loss at December 31, 2006 relates to RALs. All RALs have been charged-off at December 31 of each year. With the additional explanation on RALs proposed for inclusion in Note 1, the Company will add the following text into Note 7, "As mentioned in Note 6, Loans of these Financial Statements, all RALs unpaid by the end of the year are charged-off. Therefore, no allowance for RALs is determined necessary."

Comment 24: Please revise the discussions in the Business section and in the MD&A section to identify the specific nature of the losses associated with the tax anticipation loans. From your discussions throughout the document, it appears these loans are collateralized by tax refunds and that the borrower typically authorizes the IRS to remit the refund to you. In your revisions, discuss the risks that result in these losses and the relative significance to your financial statements.

Response: In future filings, the Company will add the following additional disclosures in the Business section and MD&A regarding the nature of the losses associated with the RAL program:

     Losses associated with RALs primarily result from the IRS not remitting funds associated with a particular tax return. This occurs for a number of reasons, including errors in the tax return and tax return fraud.

NOTE 9. Goodwill and Other Intangible Assets, page 85

Comment 25: Please revise the table of intangible assets to provide a roll forward of all activity related to intangible assets. For instance, we note that you wrote-down core deposit intangibles associated with the sale of the San Diego location in 2006 and that additional intangibles were added in 2006; however, the table provides no disaggregated disclosures of these transactions.

Response: The write-down of the core deposit intangible due to the sale of the San Diego location was $182,000 and is included in the amortization line item in the table below. In future filings the Company will replace the table of intangible assets with the following table:

(dollars in thousands)                         2006                                    2005
Core Deposit Intangibles:       CB&T     SJB       PCCI     FBSLO       CB&T     SJB       PCCI     FBSLO
                              --------------------------------------  --------------------------------------

Balance, beginning of year    $    692  $     32  $  1,398  $  5,893  $  1,534  $     41  $  2,067  $      -
Additions                            -         -         -         -         -         -         -     6,307
Amortization                       692         8       891     1,772       842         9       669       414
                              --------------------------------------  --------------------------------------
Balance, end of year          $      -  $     24  $    507  $  4,121  $    692  $     32  $  1,398  $  5,893
                              ======================================  ======================================


                                                              2006      2005
Customer Relationship
 Intangible:                                                 MCM        MCM
                                                          ----------  --------

Balance, beginning of year                                  $      -  $      -
Additions                                                      2,300         -
Amortization                                                      15         -
                                                          ----------  --------
Balance, end of year                                        $  2,285  $      -
                                                          ==========  ========

NOTE 11. Securitizations and Servicing of Financial Assets, page 86

Comment 26: Please revise here and in the requested disclosures related to these transactions elsewhere in the document to clarify what you are securitizing. Your disclosure continually refers to securitized loans, yet the table in this footnote sets forth that you sold RAL fees receivable.

Response: The use of the caption "RAL fees" in the table showing the components of the calculation of the gain on sale was not intended to suggest that it was RAL fees that were sold. Consistent with the rest of our disclosure, it is a portion of the RALs themselves that are securitized. Because a securitization that lasts only three weeks to a month is unusual, and because, in general, the gain on sale in a securitization represents the net present value of the difference between the interest income received on the underlying loans and that paid to the investors which is not the case with this securitization of RALs, the Company believed that it would be helpful to the reader of our financial statements to see the components of the gain on sale. In the case of this securitization, the major component of gain relates to the difference between the amount paid by the investors for the loan--most recently 95% of the outstanding balance--and what the Company receives from the IRS--generally 100% of the refund amount which is the same as the loan amount. The 5% difference is what was reported in the table under the caption "RAL fees."

The Company will add the following text before the table in future filings:

The gain on sale from the RAL securitization is calculated by reference to the securitization-related cash flows received and paid. Because the securitization is active only within the first quarter of each year, there is no present value discounting of the cash flows. The cash flows involved in the securitization are as follow:

(1) Cash is received from the investors for the principal amount of the loans less the discount for the credit enhancement;
(2) Cash is received from the IRS for the amount of the refund and paid to the investors;
(3)  Cash is paid to the investors for the commitment and funding fees;
(4) Cash is paid to the investors to repurchase outstanding loans at the termination of the securitization as a "cleanup call;" and
(5) Cash received from the IRS subsequent to the termination of the securitization representing collections on the repurchased loans

More cash is received from the IRS for (2) than is paid to the investors for (3) by the amount of the discount and it is equivalent to the finance charge or fee paid by the RAL customer for the loan. In the table below this excess is reported as RAL fees. Cash paid for (3) is reported as fees paid to the investor and commitment fees paid. Cash paid for (4) less the amount received from the IRS for (5) is reported as credit losses in the table. The total for credit losses is also reduced by an estimate of the repurchased loans which while, unpaid at March 31, are still expected to be paid during the remainder of the year.

Comment 27: Please revise to clarify how you determine and account for the credit losses associated with these transactions. Provide quantified information of the actual losses on these RAL fees for each period presented.

Response: Credit losses from the loans repurchased from the securitization are calculated as follows:

Securitized RALs unpaid at the termination of the securitization are repurchased in the cleanup call. Collections received on these loans subsequent to the repurchase reduce the balance of these loans. At March 31 each year, using the same considerations used for RALs that were not securitized, an estimate of collectibility for the remaining balance of repurchased loans is prepared. Those RALs deemed uncollectible are written-off and accounted for as an offset to the gain on sale.

The Company believes that the revised information provided in our response to comment 17 should clarify how we determine and account for the credit losses associated with these transactions without the necessity of duplicating this discussion in Note 11 on page 86 of the 2006 Form 10-K.

Comment 28: Please revise here and in the Business section to discuss the material terms of the agreement between other financial institutions and you to again make use of the SBBT RAL Funding Corporation.

Response: In December 2006, the Company entered into an agreement with other financial institutions to again make use of SBBT RAL Funding Corp. for the 2007 RAL season by selling RALs to them on a true sale basis. These banks, in turn, sell the RALs into their multi-seller commercial paper conduits or retain the RALs on their balance sheet. The terms of this agreement are substantially the same as the agreements used in prior years. For the 2007 season, a credit line of $1.5 Billion was established. As consistent with typical asset-backed commercial paper programs, SBBT RAL Funding Corp. paid an administrative agent fee to the lead bank, an upfront and commitment fee to each of the financial institutions and a usage fee based upon the amount of RALs sold to the other financial institutions.

Note 15. Other Postretirement Benefits, page 90

Comment 29: We note that you included the transition adjustment required by the adoption of SFAS 158 in the determination of other comprehensive income. That adjustment is required by the standard to be recorded against ending accumulated other comprehensive income. Refer to paragraph A7 of SFAS 158 and revise accordingly.

Response: The Company reviewed paragraph A7 of SFAS 158. The Company concluded on a qualitative basis that the 2006 financial statements were not materially misstated as a result of the application of this transition adjustment and we will correct their presentation in the next annual filing of financial statements.

Note 19. Shareholders Equity, page 99

Comment 30: Please revise to include the disclosure requirements of paragraph 84 of SFAS 123R.

Response: The Company reviewed the disclosure as required by paragraph 84 of SFAS 123R. The information was properly reported in the Company's 2005 Form 10-K, but inadvertently omitted from the Company's 2006 Form 10-K. In future filings the Company will include the following required proforma income information for stock-based compensation for the periods presented prior to the adoption of SFAS 123R.

                                         Years Ended December 31,

(dollars in thousands)                     2005            2004
                                        --------------------------
Net Income, as reported
Deduct: Total stock-based employee      $   99,285      $   87,944
   compensation expense determined
   under fair value based method
   for all awards,

   net of related tax effects               (1,225)         (2,250)
                                        --------------------------
   Pro forma net income                 $   98,060      $   85,694
                                        ==========================
Earnings Per Share:
   Basic - as reported                  $     2.16      $     1.93
   Basic - pro forma                    $     2.13      $     1.88
   Diluted - as reported                $     2.14      $     1.92
   Diluted - pro forma                  $     2.12      $     1.87


Form 10-Q for the period ended March 31, 2007

Comment 31: Please revise based on the above comments, as applicable.

Response: The Company is committed to updating and improving disclosures in its periodic reports. Many of the disclosures discussed throughout this Comment Letter relate to annual disclosures. For any Comments that improve the disclosures in a Form 10-Q, those improvements will be reflected in future quarterly filings

If you need additional information, please contact the undersigned at (805) 564-6495.



Very truly yours,

PACIFIC CAPITAL BANCORP


By: /s/ Bradley S. Cowie
    --------------------

Name:   Bradley S. Cowie
Title:  Senior Vice President
        Chief Risk Officer and
        Interim Chief Financial Officer



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